UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: August 14, 2026

Capital Ratio as of June 30, 2026

TOKYO, August 14, 2026 — Sumitomo Mitsui Financial Group, Inc. announced today capital ratios and the related information as of June 30, 2026.

I. Sumitomo Mitsui Financial Group (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2026		March 31,
			Change	2026
(1)	Total capital ratio (4) / (7)	16.24%	0.55%	15.69%
(2)	Tier 1 capital ratio (5) / (7)	15.04%	0.55%	14.49%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.63%	0.22%	12.41%
(4)	Total capital	¥ 16,591.3	¥725.4	¥ 15,865.9
(5)	Tier 1 capital	15,363.6	707.8	14,655.9
(6)	Common equity Tier 1 capital	12,901.1	357.2	12,544.0
(7)	Risk weighted assets	102,128.2	1,050.0	101,078.2
(8)	Required capital (7) X 8%	8,170.3	84.0	8,086.3
(9)	Leverage Ratio	5.25%	0.25%	5.00%

II. Sumitomo Mitsui Banking Corporation (on a consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2026		March 31,
			Change	2026
(1)	Total capital ratio (4) / (7)	18.17%	0.83%	17.34%
(2)	Tier 1 capital ratio (5) / (7)	16.26%	0.84%	15.42%
(3)	Common equity Tier 1 capital ratio (6) / (7)	12.86%	0.54%	12.32%
(4)	Total capital	¥ 15,993.6	¥819.9	¥ 15,173.6
(5)	Tier 1 capital	14,310.8	813.3	13,497.5
(6)	Common equity Tier 1 capital	11,322.7	543.6	10,779.1
(7)	Risk weighted assets	87,988.5	512.4	87,476.2
(8)	Required capital (7) X 8%	7,039.1	41.0	6,998.1
(9)	Leverage Ratio	5.24%	0.28%	4.96%

III. Sumitomo Mitsui Banking Corporation (on a non-consolidated basis)

(BIS guidelines)	(Billions of yen, except ratios)

		June 30, 2026		March 31,
			Change	2026
(1)	Total capital ratio (4) / (7)	16.42%	0.59%	15.83%
(2)	Tier 1 capital ratio (5) / (7)	14.22%	0.60%	13.62%
(3)	Common equity Tier 1 capital ratio (6) / (7)	10.52%	0.30%	10.22%
(4)	Total capital	¥ 13,214.3	¥648.7	¥ 12,565.6
(5)	Tier 1 capital	11,438.2	631.4	10,806.7
(6)	Common equity Tier 1 capital	8,467.0	352.3	8,114.7
(7)	Risk weighted assets	80,429.0	1,097.2	79,331.8
(8)	Required capital (7) X 8%	6,434.3	87.8	6,346.5
(9)	Leverage Ratio	4.85%	0.22%	4.63%

Information on capital structure of Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation are available on our website at https://www.smfg.co.jp/english/investor/financial/basel_3.html